Exhibit 99.1

HUB CYBER SECURITY LTD.
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Notice of Annual General Meeting of Shareholders

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NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on November 2, 2023, at 4:00 p.m. Israel time, at our offices at 30 Ha’Masger Street, Tel Aviv, Israel 6721117.

The Annual Meeting is being called for the following purposes:

1.	To re-elect each of Beth Michelson and Ilan Flato as a Class I Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2026 annual general meeting of shareholders and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”).

2.	To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value each, at a ratio in the range of 1-for-10 to 1-for-20, with the final ratio and effective date to be determined by the Board, and to approve related amendments to the Company’s Articles of Association and Memorandum of Association, including reducing the Company’s authorized share capital by a corresponding proportion.

3.	To approve a new compensation policy for the Company’s directors and officers.

4.	To approve the compensation payable to the Company’s current and future directors.

5.	To approve the compensation payable to the Company’s Chief Executive Officer.

6.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors, to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

7.	To discuss the Company’s audited financial statements for the year ended December 31, 2022.

Only shareholders of record at the close of business on October 4, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date. Such proxy statement and proxy card shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com, on the SEC’s website at www.sec.gov, on the MAGNA distribution site at www.magna.isa.gov.il and on the website of the Tel-Aviv Stock Exchange at www.maya.tase.co.il. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. or at our registered office no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s Chief Legal Officer at 30 Ha’Masger Street, Tel Aviv, Israel 6721117, no later than October 23, 2023. Position statements received will be published by the Company in a manner permitted under applicable law for the publication of notices of shareholder meetings. The deadline for the submission of shareholder proposals is October 5, 2023.

Each of Proposal 1 (election of each of two Class I Directors), Proposal 4 (approval of the compensation payable to the Company’s current and future directors) and Proposal 6 (reappointment of our independent registered public accounting firm) requires that a simple majority of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal. Proposal 2 (approval of a reverse share split) requires that at least seventy-five percent (75%) of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal. Each of Proposal 3 (approval of a new compensation policy for directors and officers of the Company) and Proposal 5 (approval of the compensation payable to the Company’s Chief Executive Officer) requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Item 7 on the agenda (discussion of financial statements) will not entail a shareholder vote.

By Order of the Board of Directors,

/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

Tel Aviv, Israel

September 28, 2023